Mail Stop 4561

September 9, 2008

Gabriel Blasi
Chief Financial Officer
Alto Palermo S.A.
Moreno 877, Piso 22
Buenos Aires, Argentina

      Re: **Alto Palermo S.A.**
                Form 20-F for Fiscal Year Ended
                June 30, 2007
                Filed December 27, 2007
                File No. 000-30982

Dear Mr. Blasi:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2007

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure of Contractual Obligations, page 124

1.   Please tell us why you have not included interest related to your debt within your contractual obligations table. Please refer to footnote 46 in our Release 33-8350.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please tell us how the auditor's report complies with paragraph 8(b) of AU Section 508, or tell us why they did not include a statement that the financial statements were audited.

Notes to Consolidated Financial Statements

2. Preparation of financial statements

h. Significant acquisitions, dispositions and development of businesses

Mendoza Plaza Shopping, page F-13

3.   The put option with Inversiones Falabella Argentina S.A. appears to be an embedded derivative pursuant to paragraph 61e of SFAS 133. Please tell us how you accounted for the put option within your US GAAP reconciliation. Within your response, reference the authoritative accounting literature relied upon by management.

19. Differences between Argentine GAAP and US GAAP

I. Difference in measurement methods

t) Cumulative effect of the initial application of SAB No. 108, page F-59

4.   Please tell us how you considered Law No. 24,808, as disclosed on page F-14, in your determination of your SAB 108 adjustment and your revenue recognition adjustment on page F-60. Please refer to paragraph 5f of SFAS 13.

II. Additional disclosure requirements, page F-61

b) Disclosure of operating lease information, page F-61

5.   To the extent you have noncancelable leases, please tell us how you have
        complied with paragraph 23(b)(ii) of SFAS 13, or tell us why you believe it was
        not necessary to disclose the minimum future rentals on noncancelable leases as
        of the date of the latest balance sheet presented, in the aggregate and for each of
        the five succeeding fiscal years.

q) Investments in real estate and accumulated depreciation, page F-78

6.   Please tell us how you have complied with Rule 12-28 of Regulation S-X, or tell
        us why you did not provide a reconciliation of investments in real estate for the
        year ended June 30, 2005 and a reconciliation of accumulated deprecation for the
        years ended June 30, 2007, 2006, and 2005.

                                    *   *   *   *

        Please respond to our comments within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

Gabriel Blasi
Alto Palermo S.A.
September 9, 2008
Page 4

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

        Sincerely,

        Kevin Woody
        Branch Chief